United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Brazilian innovation recognized: Vale is selected by the US Government to begin award negotiations for a briquette plant

Vale’s innovative decarbonization technology to help spur emissions reductions

Rio de Janeiro, March 25th, 2024 – Vale S.A. (“Vale” or “Company”) informs that the US Government’s Department of Energy announced that Vale USA (a wholly-owned subsidiary of Vale) has been selected to begin award negotiations for Bipartisan Infrastructure Law and Inflation Reduction Act funding, as part of the Industrial Demonstrations Program. Vale’s project envisages the development of an innovative iron ore briquette industrial facility in the US, the first in the world applying the proprietary cold-agglomeration process for briquettes customized for the direct reduction route.

Vale’s project was selected through a mechanism focused on spurring novel and innovative technologies that can demonstrate commercial-scale solutions to deliver significant emissions reductions in the hard-to-abate sectors.

Announced by Vale in 2021, after almost 20 years of development in Vale’s technology center in Minas Gerais, Brazil, the briquette is produced from the low-temperature agglomeration of high-quality iron ore using a technological solution of binders which give the final product high mechanical strength. The first plant in the world was inaugurated by Vale in 2023, in Vitória, Brazil.

The selection by the US Department of Energy represents a critical path for the validation of Vale’s proprietary cold-agglomeration technology, and its potential to deliver a transformative solution to decarbonize the steel sector, and highlights Vale’s and Brazil’s leadership in the development of decarbonization solutions for the global steel industry.

Vale will negotiate an award for up to US$ 282.9 million for the U.S. project and looks to develop additional, customized facilities in Brazil and worldwide, to reach around 100 Mtpy of agglomerates production by 2030+, including iron ore briquettes and pellets.

The iron ore briquette contributes to achieving Vale’s commitment to reduce 15% of its scope 3 net emissions by 2035. The company also seeks to reduce its absolute scope 1 and 2 emissions by 33% by 2030 and achieve neutrality by 2050, in line with the Paris Agreement ambition.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 25, 2024		Director of Investor Relations